Exhibit 99.1

Ballard's Protonex Subsidiary Secures Follow-On Power Manager Product Order From U.S. Army

VANCOUVER and SOUTHBOROUGH, MA, Dec. 29, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that the company's subsidiary, Protonex, has received a follow-on purchase order from the U.S. Army for more than 400 Squad Power Manager (SPM-622) Special Operations Kits, with a value of approximately $2.8 million.

The purchase order was issued by the Program Executive Office (PEO) – Soldier which has responsibility for acquiring man-worn and carried equipment utilized by U.S. Army Soldiers. The SPM-622 units will be deployed with Special Operations Forces for battlefield use.

Paul Osenar, President of Protonex said, "This follow-on order from PEO-Soldier is strong evidence that a key customer is pleased with the Squad Power Manager and its effectiveness in dismounted operations. Our Squad Power Manager and Vest Power Manager products improve energy efficiency and reduce the weight burden on the warfighter."

The SPM-622 Squad Power Manager is a lightweight portable power management device, weighing less than a pound and permitting a squad of from 5 to 9 Soldiers to power all portable radios, computers and other electronic equipment from any available battery, as well as to recharge that battery from solar, vehicle, AC or scavenged energy sources.

As a part of the U.S. Military's "digital battlefield" strategy, Protonex Power Managers are being used by every branch of the Military to dramatically reduce the number and variety of batteries needed in forward positions. This significantly lightens the load carried by Soldiers and Marines, while giving them the flexibility to keep their gear powered regardless of changing battlefield conditions.

Randy MacEwen, Ballard's President and CEO said, "Our acquisition of Protonex at the beginning of this quarter added power management capability to our portfolio, enabling Ballard to expand beyond fuel cells by seamlessly linking fuel cell, solar and storage technologies to deliver clean energy simply and efficiently. Through the acquisition Ballard is also now gaining exposure to the military, representing an important incremental market opportunity."

The SPM-622 product has been developed and is produced by the Protonex engineering and operations team at the company's facility in Southborough, Massachusetts for Military use. To date more than 4,000 Power Managers have been trialed and deployed by the United States and allied Militaries.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 29-DEC-15